

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2013

Via E-mail
Mr. Michael L. Griffin
Chief Financial Officer
University General Health System, Inc.
7501 Fannin Street
Houston, TX 77054

Re: University General Health System, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed October 21, 2013
File No. 000-54064

Dear Mr. Griffin:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Please respond to this letter within 10 business days by amending your Form 10- K for the fiscal year ended December 31, 2012. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment and the information you provide in response to this comment, we may have additional comments.

General

1. Since you no longer qualify as a smaller reporting company, please amend your filing to include the following:
   - Selected financial data in accordance with Item 301 of Regulation S-K;
   - Management's discussion and analysis covering the three most recent annual periods in accordance with Item 303 of Regulation S-K;
   - Contractual obligations table in accordance with Item 303 of Regulation S-K;
   - Three years of statements of operations, cash flows, and shareholders' equity/deficit, as required under Rule 3-02, 3-03, and 3-04 of Regulation S-X; and,
   - Auditor's report covering the three years presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Mr. Michael Griffin
University General Health System, Inc.
December 26, 2013
 Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3752.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant